Exhibit 99.2

ERMENEGILDO ZEGNA GROUP COMPLETES ACQUISITION OF TOM FORD INTERNATIONAL AND ENTERS INTO A LONG-TERM LICENSE AGREEMENT WITH THE ESTÉE LAUDER COMPANIES FOR TOM FORD FASHION

April 28, 2023 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group,” the “Group,” “Zegna,” or the “Company”), owner of the ZEGNA™ and Thom Browne™ brands, today announced the completion of its acquisition of Tom Ford International LLC (“TFI”), the company that owns and operates the TOM FORD fashion business (“TOM FORD FASHION”). The acquisition is part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights have been acquired by The Estée Lauder Companies Inc. (“ELC”).

Before the completion of the acquisition, Zegna Group already owned 15% of TFI, and in this transaction, it acquired the remaining 85%.

In connection with the completion of the transaction, Zegna Group has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. Zegna Group will be in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to merchandising, through to production, as well as retail and wholesale distribution.

The CEO of TOM FORD FASHION has been appointed and is expected to be announced in July and assume the role in the third quarter of calendar 2023. The leader will be responsible for the end-to-end TOM FORD FASHION business. In the meantime, the operations will continue to be managed by the current management team under the supervision of a new board chaired by Zegna Group Chairman and CEO Gildo Zegna.

Transaction Details

•Zegna Group has acquired the 85% equity interest of TFI that it did not already own. The transaction implies a value for the acquired 85% stake of TFI at $150 million, on a cash-free and debt-free basis, assuming a normalized working capital.
•For the year ended December 31, 2022, TFI had revenues of €312 million.1
•TOM FORD FASHION, under Zegna Group, will operate a network of approximately 50 directly operated TOM FORD stores globally.
•The Zegna Group has entered into a long-term licensing and collaboration agreement with ELC for 20 years with an automatic renewal for further 10 years subject to certain minimum performance conditions.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding by the Zegna family over 100 years ago. Ensuring the highest quality of products without compromising the quality of life for future generations is a commitment carried from the Group’s home in Italy to its operations around the world. Today the Group operates in approximately 80 countries around the world through 500 ZEGNA and Thom Browne stores, of which 304 are directly operated by the Group as of March 31, 2023 (242 ZEGNA stores and 62 Thom Browne stores). At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.

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Contacts
Investor Relations/Group Communications/Media
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com

1 TFI revenues of €312 million euros for the twelve months ended December 31, 2022 were disclosed in Zegna Group’s Annual Report (see Form 20-F filed on April 6, 2023, note 20 to the Consolidated Financial Statements on Investments accounted for using the equity method). Revenues did not include menswear wholesale revenues through completion of the Fall/Winter 2022 collection, covered by the prior distribution license agreement with Zegna and reported by Zegna within the Third Party Brands product line Revenues.

Media
Brunswick Group Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Community
Marco Rubino
+39 335 6509552

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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans related to the transactions described herein, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the transactions described herein, including the benefits of such transactions. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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